Exhibit 99.1

Vermilion Energy Inc. Confirms First Quarter 2023 Release Date and Filing of the Management Information Circular in Connection with the Annual General Meeting of Shareholders

CALGARY, AB, April 3, 2023 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX: VET) (NYSE: VET) will release its 2023 first quarter operating and condensed financial results on Wednesday, May 3, 2023 after the close of North American markets. The unaudited interim financial statements and management discussion and analysis for the three months ended March 31, 2023 will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com. The Company is also pleased to announce that it has mailed and filed the Notice of Meeting and Management Information Circular to shareholders.

YOUR VOTE IS IMPORTANT – PLEASE VOTE TODAY

Annual General Meeting and Webcast Details

Vermilion will hold its Annual General Meeting on May 3, 2023 at 3:00 pm MT. Our Meeting will be held as a virtual only shareholder meeting with participation electronically as explained further in the Management Information Circular. As a reminder, proxies must be received by 3:00 pm MT on Monday, May 1, 2023.

Shareholders can participate electronically at https://web.lumiagm.com/#/272271947. Please see our Virtual Meeting Guide at https://www.vermilionenergy.com/wp-content/uploads/2023/03/Lumi-Meeting-Guide.pdf for detailed instructions on how to access the meeting, vote on resolutions and submit questions. Following the formal portion of the Meeting, a presentation will be given by Dion Hatcher, President & Chief Executive Officer of Vermilion. Guests may also view the event at https://web.lumiagm.com/#/272271947 by registering as a guest. The live webcast link, webcast slides, and archive link will be available on Vermilion's website at https://www.vermilionenergy.com/invest-with-us/events-presentations.

Please visit the Annual General Meeting page on our website under Invest with Us for complete details and links to all relevant documents ahead of the Meeting at https://www.vermilionenergy.com/annual-general-meeting.

The Board of Directors of Vermilion recommends that Shareholders vote FOR ALL proposed items

Vermilion encourages shareholders to read the meeting material, which have been filed on SEDAR (www.sedar.com) and on the Company's website at www.vermilionenergy.com

Questions and Voting Assistance

If you have questions about the Meeting matters, the voting instructions or require assistance completing your proxy form, please contact our strategic shareholder advisor and proxy solicitation agent, Laurel Hill, toll-free in North America at 1.877.452.7184, outside North America at 1.416.304.0211, or by email at assistance@laurelhill.com.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional and unconventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized by leading ESG rating agencies for our transparency on and management of key environmental, social and governance issues. In addition, we emphasize strategic community investment in each of our operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

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SOURCE Vermilion Energy Inc.

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For further information: Kyle Preston, Vice President, Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 16:05e 03-APR-23